BRASKEM S.A.
                         CNPJ/MF No. 42.150.391/0001-70
                             NIRE No. 29.300.006.939
                                 PUBLIC COMPANY
                                INVITATION TO THE
                   EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING


The shareholders of Braskem S.A. (the "Company") are hereby invited to the Extraordinary General Shareholders' Meeting, to take place on October 20, 2003, at 2:00 p.m., at the head offices of the Company, located at Rua Eteno, No. 1,561, Polo Petroquimico, City of Camacari, State of Bahia, in order to deliberate on the following matters: (i) split of the shares issued by the Company, in the proportion of 20 (twenty) shares of each class to each share of each class outstanding on the date of the Extraordinary General Shareholders' Meeting of the Company convened hereby, with the consequent amendment of the ratio between the shares issued by the Company represented by each ADR of the Company traded abroad; and (ii) amendment of Article 4 of the By-Laws of the Company, in light of the deliberation concerning the split of the shares.

                                   Camacari, September 25, 2003



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                                   Pedro Augusto Ribeiro Novis
                                   Chairman of the Board of Directors